UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oiltanking Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

678049107

(CUSIP Number)

Michael A. Creel

Chief Executive Officer

Enterprise Products Holdings LLC

(General Partner of Enterprise Products Partners L.P.)

1100 Louisiana Street, 10th Floor

Houston, Texas 77002

(713) 381-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No.	678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No.	678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC 13-4297068
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No.	678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Partners L.P. 76-0568219
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No.	678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products OLPGP, Inc. 83-0378402
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

CUSIP No.	678049107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Operating LLC 26-0430539
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,799,604(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,799,604(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,799,604(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.9%(2)
14	TYPE OF REPORTING PERSON OO - limited liability company

(1)	Includes 15,899,802 common units representing limited partner interests (“Common Units”) and 38,899,802 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer (as defined in Item 1 below) held directly by Enterprise Products Operating LLC (“EPO”). The Subordinated Units will convert into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, dated July 19, 2011, as amended by Amendment No. 1 thereto, dated July 14, 2014 (the “OILT Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the OILT Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Calculation of percentage based on a total of 44,228,692 Common Units and 38,899,802 Subordinated Units outstanding as of September 30, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) and subordinated units (“Subordinated Units,” and together with the Common Units, the “Units”) representing limited partner interests in Oiltanking Partners, L.P., a Delaware limited partnership (“OILT,” or the “Issuer”), which has its principal executive offices at 333 Clay Street, Suite 2400, Houston, TX 77002.

This Schedule 13D represents Amendment No. 1 to the Schedule 13D originally filed by certain reporting persons with the Commission on October 10, 2014 (the “Original Schedule 13D”).

Item 2. Identity and Background.

No change to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

No change to this Item.

Item 4. Purpose of the Transaction.

No change to this Item.

Item 5. Interests in Securities of the Issuer.

No change to this Item.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

No change to this Item.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Original Schedule 13D filed on October 10, 2014).

2	First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., dated as of July 19, 2011 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on July 19, 2011).

3	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Oiltanking Partners, L.P., dated as of July 14, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on July 16, 2014).

4	Second Amended and Restated Limited Liability Company Agreement of OTLP GP, LLC, dated as of October 1, 2014 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed with the Commission on October 1, 2014).

5	Contribution and Purchase Agreement, dated as of October 1, 2014, by and among Enterprise Products Partners L.P., Oiltanking Holding Americas, Inc. and OTB Holdco, LLC (incorporated by reference to Exhibit 2.1 to Enterprise’s Current Report on Form 8-K (File No. 001-14323) filed with the Commission on October 1, 2014).

6	364-Day Revolving Credit Agreement, dated as of September 30, 2014, among Enterprise Products Operating LLC, the Lenders party thereto, Citibank, N.A., as Administrative Agent, certain financial institutions from time to time named therein, as Co-Documentation Agents and Citibank, N.A. as Sole Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to Enterprise’s Current Report on Form 8-K (File No. 001-14323) filed with the Commission on October 1, 2014).

7	Waiver and Assignment Agreement (Oiltanking Houston), dated as of October 1, 2014, including Addendum No. 2 (to Oiltanking Houston Loan Agreement 11/27/08), Addendum No. 1 (to Oiltanking Houston Loan Agreement 5/11/12) and Addendum No. 1 (Oiltanking Houston Loan Agreement 5/31/13) (incorporated by reference to Exhibit 7 to the Original Schedule 13D filed on October 10, 2014).

8	Waiver and Assignment Agreement (Oiltanking Beaumont), dated as of October 1, 2014, including Addendum No. 1 (to Oiltanking Beaumont Loan Agreement 12/21/09) (incorporated by reference to Exhibit 8 to the Original Schedule 13D filed on October 10, 2014).

9	Waiver and Assignment Agreement (Oiltanking), including Addendum No. 3 to Credit Agreement (Oiltanking) (incorporated by reference to Exhibit 9 to the Original Schedule 13D filed on October 10, 2014).

10	Credit Limit Agreement by and between Oiltanking Partners, L.P. as Borrower and Oiltanking Finance B.V. as Lender, dated as of June 15, 2011, as amended by Addendum No. 1 thereto, dated June 22, 2011 (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-173199), filed on June 23, 2011).

11	Addendum No. 2 dated November 7, 2012, to the Credit Limit Agreement dated June 15, 2011, between Oiltanking Partners, L.P. as Borrower, and Oiltanking Finance B.V. as Lender (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 (File No. 001-35320) filed on November 8, 2012).

12	Loan Agreement by and between Oiltanking Houston, L.P. as Borrower and Oiltanking Finance B.V. as Lender, dated as of May 16, 2012, but effective as of May 11, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on May 21, 2012).

13	Loan Agreement by and between Oiltanking Houston, L.P. as Borrower and Oiltanking Finance B.V. as Lender, effective as of May 31, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on June 26, 2013).

14	Letter dated October 1, 2014 to Greg King, Chairman of Conflicts Committee of OTLP GP, LLC re Merger Proposal (incorporated by reference to Exhibit 14 to the Original Schedule 13D filed on October 10, 2014).

15	Seventh Amended and Restated Administrative Services Agreement, effective as of October 1, 2014, by and among Enterprise Products Operating LLC, EPCO Holdings, Inc., Enterprise Products Holdings LLC, Enterprise Products Partners L.P., Enterprise Products OLPGP, Inc., Enterprise Products Operating LLC, OTLP GP, LLC and Oiltanking Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on October 22, 2014).

16	Tax Sharing Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35230) filed on October 22, 2014).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2014	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement

	By:	/s/ Randa Duncan Williams
Randa Duncan Williams, as Voting Trustee under the Dan Duncan LLC Voting Trust Agreement

	By:	/s/ Ralph S. Cunningham
Ralph S. Cunningham, as Voting Trustee under the Dan Duncan LLC Voting Trust Agreement

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann, as Voting Trustee under the Dan Duncan LLC Voting Trust Agreement

Dated: October 23, 2014	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
President and Chief Executive Officer

Dated: October 23, 2014	ENTERPRISE PRODUCTS HOLDINGS LLC

ENTERPRISE PRODUCTS PARTNERS L.P.

	By:	Enterprise Products Holdings LLC its General Partner

ENTERPRISE PRODUCTS OLPGP, INC.

ENTERPRISE PRODUCTS OPERATING LLC

	By:	Enterprise Products OLPGP, Inc. its sole manager

	By	/s/ Michael A. Creel
	Name:	Michael A. Creel
	Title:	Chief Executive Officer

Signature Page